FS INVESTMENT CORPORATION

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, Pennsylvania 19104

(215) 495-1150

May 9, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor, Esq.

Re:	FS Investment Corporation
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 (File No. 333-149374)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FS Investment Corporation (the “Company”) respectfully requests acceleration of effectiveness of Post-Effective Amendment No. 8 to the above-captioned registration statement (the “Registration Statement”) to 9:00 a.m. on Tuesday, May 10, 2011, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FS INVESTMENT CORPORATION

By:	/s/ Michael C. Forman
Michael C. Forman
President and Chief Executive Officer